Exhibit 99 (a)(11)


THE MAY DEPARTMENT STORES COMPANY COMPLETES ACQUISITION OF
DAVID'S BRIDAL, INC.

    ST. LOUIS, Aug. 11, 2000 - The May Department Stores Company [NYSE: MAY] announced effective today it has completed the acquisition of David's Bridal, Inc. Each outstanding share of David's Bridal was converted into the right to receive $20 in cash, without interest. David's Bridal ceased to be traded on the NASDAQ as of the opening of business on Friday, August 11, 2000.

    David's Bridal shareholders who hold their own stock certificates will receive notice in the mail regarding the process to surrender their shares for cash. Shareholders whose shares are held through banks or brokers will receive information about their holdings from those institutions. For more information, contact Sharon Bateman at 314/342-6494.